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                                                                    EXHIBIT 11.1

                              Transit Group, Inc.
          Computation of Basic and Diluted Earnings Per Common Share
    For the three months and nine months ended September 30, 2000 and 1999
              (In thousands, except per share amounts, unaudited)

                                                                        Three Months Ended               Nine Months Ended
                                                                        2000           1999             2000           1999
                                                                        ----           ----             ----           ----
Net (loss) income                                                   $   (150,765)   $    1,380     $   (160,564)    $    6,685

Preferred stock dividend requirement                                        (563)         (562)          (1,688)          (858)
                                                                   --------------  ------------   --------------   ------------

Net (loss) income available to common shareholders                  $   (151,328)   $      818     $   (162,252)    $    5,827
                                                                   ==============  ============   ==============   ============


Weighted average number of shares

     Basic:
          Weighted average common shares outstanding                      31,943        29,836           31,884         26,788
                                                                   --------------  ------------   --------------   ------------

     Diluted:
          Weighted average common shares outstanding                      31,943        29,836           31,884         26,788
          Common share equivalents resulting from
             assumed exercise of stock options and warrants                    -         1,036                -            952
                                                                   --------------  ------------   --------------   ------------

                                                                          31,943        30,872           31,884         27,740
                                                                   ==============  ============   ==============   ============

Basic earnings (loss) per common share:

   Net (loss) income available to common shareholders               $      (4.74)   $     0.03     $      (5.09)    $     0.22
                                                                   ==============  ============   ==============   ============

Diluted earnings (loss) per common share:

   Net (loss) income available to common shareholders               $      (4.74)   $     0.03     $      (5.09)    $     0.21
                                                                   ==============  ============   ==============   ============


Earnings (Loss) Per Share

Basic earnings (loss) per share excludes dilution and is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Common shares outstanding include issued shares less shares held in treasury. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock (common stock equivalents). Diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and dilutive common stock equivalents at the end of each reporting period. Common stock equivalents are excluded from the diluted calculation if a net loss was incurred for the period as these transactions are anti-dilutive.